SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 23, 2018

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ First Quarter Results 2018”, dated April 23, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 23rd day of April, 2018.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Philips reports Q1 sales of EUR 3.9 billion, with 5% comparable sales growth; net income from continuing operations of EUR 94 million, and Adjusted EBITA margin increased 130 basis points to 8.7%

Amsterdam, April 23, 2018

First-quarter highlights

•	Sales in the quarter were EUR 3.9 billion, with comparable sales growth of 5%

•	Comparable order intake increased 10% compared to Q1 2017

•	Net income from continuing operations was EUR 94 million, which includes higher restructuring and acquisition-related charges and bond redemption costs of EUR 52 million, compared to EUR 128 million in Q1 2017

•	Adjusted EBITA margin improved by 130 basis points to 8.7% of sales, compared to 7.4% of sales in Q1 2017

•	Operating cash inflow totaled EUR 92 million

Frans van Houten, CEO:

“While there is more work to be done, 2018 started well, with 10% comparable order intake growth, 5% comparable sales growth and a 130 basis point improvement in operational profitability. Good traction of new products and solutions introduced last year contributed to 9% comparable sales growth in the Diagnosis & Treatment businesses. Across our markets, we continue to see strong customer interest in our innovations, as demonstrated by the mid-teens order intake growth in the Diagnosis & Treatment businesses. In the quarter, we continued to make good progress with our productivity programs and took action to further reduce our interest expenses.

We strengthened our position as a health technology leader with our innovative, integrated solutions as our strategy in Image- Guided Therapy is delivering results, evidenced by the robust order growth of the new Azurion platform and the continued strong growth in the device business, built on the Volcano and Spectranetics acquisitions. Furthermore, we signed 8 long-term strategic partnership agreements across the US, Europe and the Middle East. For example, in the UK, Philips signed an 11-year agreement with Wye Valley NHS Trust to transform radiology services across its sites. Philips will deliver its latest diagnostic imaging systems and advanced informatics, while also providing on-site collaboration and staff training to meet the agreed goals. Additionally in the Netherlands, Philips signed a 15-year partnership with ZorgSaam Hospital, comprising imaging and image-guided therapy systems, healthcare informatics and a range of services to advance the diagnosis and treatment of patients.

Looking ahead, we reiterate our targets for the 2017–2020 period of 4-6% comparable sales growth and an average annual 100 basis points improvement in Adjusted EBITA margin.”

Business segments

In the first quarter, all business segments continued to deliver operational improvements and increased profitability.

In the Diagnosis & Treatment businesses, comparable order intake grew by 15%, driven by double-digit growth across all businesses. Comparable sales increased by 9%, with strong growth in Diagnostic Imaging, Ultrasound and Image-Guided Therapy. The Adjusted EBITA margin was 140 basis points higher than in the same period last year, mainly due to growth and improved mix.

In the Personal Health businesses, comparable sales growth was 4%, reflecting high-single-digit growth in Sleep & Respiratory Care and mid-single-digit growth in Personal Care. Lower demand in the Air purification market in China impacted the comparable sales growth of the Personal Health businesses by 150 basis points. Overall, the Adjusted EBITA margin increased by 30 basis points.

In the Connected Care & Health Informatics businesses, comparable order intake increased by 1%. Comparable sales growth was flat year-on-year and included double-digit growth in Healthcare Informatics. The Adjusted EBITA margin improved by 180 basis points, mainly due to operational improvements.

Philips’ ongoing focus on innovation resulted in the following highlights in the quarter:

•	As part of Philips’ new introductions to drive growth in Diagnostic Imaging, the company launched the Ingenia Elition, a new 3.0T MRI solution which offers superb image quality while performing exams up to 50% faster. In the US, Philips received FDA 510(k) clearance to market ProxiDiagnost N90, its latest digital X-ray system designed for low dose, high image quality and fast workflows.

•	The expansion of the Ultrasound business beyond its core strength in cardiac ultrasound into attractive adjacencies continues to be successful. For example, the new OB/GYN ultrasound innovations that Philips introduced in 2017 for its EPIQ and Affiniti ultrasound systems drove the strong double-digit growth in comparable order intake for the business in the quarter.

•	Leveraging its expertise in cardiology, Philips provided the University of Ottawa Heart Institute, the largest heart center in Canada, with image-guided therapy and patient monitoring solutions. Also in Canada, Philips provided image-guided therapy solutions to Royal Victoria Regional Health Centre.

•	Philips’ Image-Guided Therapy Devices continued its strong momentum, supported by a growing amount of clinical data. The recent results of the DEFINE FLAIR trial demonstrated that an iFR-guided strategy reduces costs, improves patient comfort compared to an FFR-guided strategy, and delivers consistent patient outcomes.

•	To expand its leadership in patient monitoring solutions, Philips launched FocusPoint, a web-based operational performance management application for its patient monitoring solutions. The application aggregates, processes and stores statistical and alert information, which are presented on a dashboard for optimal management of the technology.

•	Highlighting Philips’ leadership in Healthcare Informatics, IntelliSpace Portal, Philips’ advanced data integration, visualization and analysis platform, has been named 2018 Category Leader in the Advanced Visualization category in the 2018 Best in KLAS: Software & Services report.

•	In line with Philips’ focus on innovations, the company launched the new Philips Sonicare ProtectiveClean power toothbrush in North America, with further roll-out planned in the coming quarters. Furthermore, Philips introduced the Philips OneBlade Face + Body, its latest innovation in male grooming technology, in the US, UK, France and Canada.

•	Building on the success of Philips’ integrated Dream Family, the company introduced the DreamWear Full Face mask, the third option available for its award-winning DreamWear mask system. Helping drive clinical education in its growth geographies, Philips opened South-East Asia’s first Sleep and Respiratory Education Center in Singapore to train healthcare professionals from across the region to better diagnose and treat sleep and respiratory disorders.

Cost savings

In the first quarter, procurement savings amounted to EUR 50 million. Overhead and other productivity programs resulted in savings of EUR 51 million. Philips continues to target annual savings of EUR 400 million in 2018.

Capital structure

In the first quarter Philips completed a further EUR 350 million of the EUR 1.5 billion share buyback program, which was initiated in the third quarter of 2017 for capital reduction purposes. Details about the transactions can be found here.

As part of the plan to reduce interest expenses and extend maturities, on March 27, 2018, Philips started the redemption of the outstanding 3.750% Notes due 2022 with an aggregate principal amount of USD 1.0 billion. The transaction will be completed on April 26, 2018 and resulted in a charge in the first quarter of 2018 of EUR 29 million, reflected in the Financial income and expenses line on the income statement. The resulting cash outflow on this transaction is expected to be approximately EUR 840 million, excluding accrued interest, in the second quarter of 2018.

Regulatory update

Philips continues to make progress in line with the terms of the consent decree, which is primarily focused on the defibrillator manufacturing in the US; this included inspections by independent auditors and resumption of shipments of its FRx and FR3 AEDs to markets outside of the US.

Quarterly report Q1 2018 2

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data in millions of EUR unless otherwise stated

	Q1 2017	Q1 2018
Sales	4,035	3,942
Nominal sales growth	5%	(2)%
Comparable sales growth*	3%	5%
Income from operations	243	201
as a % of sales	6.0%	5.1%
Financial expenses, net	(50)	(80)
Investments in associates, net of income taxes	(2)	—
Income tax expense	(63)	(28)
Income from continuing operations	128	94
Discontinued operations, net of income taxes	131	30
Net income1)	259	124
Net income attributable to shareholders per common
share (in EUR) - diluted	0.25	0.13
EBITA*	304	263
as a % of sales	7.5%	6.7%
Adjusted EBITA*	298	344
as a % of sales	7.4%	8.7%
Adjusted EBITDA*	463	512
as a % of sales	11.5%	13.0%

1)	Q1 2017 includes operating results of Lighting and the combined Lumileds and Automotive businesses, which have subsequently been deconsolidated.
•	Comparable sales growth was 5%, reflecting high-single-digit growth in the Diagnosis & Treatment businesses and mid- single-digit growth in the Personal Health businesses, while the Connected Care & Health Informatics businesses remained flat year-on-year.

•	Comparable order intake* showed 10% growth, reflecting double-digit growth in the Diagnosis & Treatment businesses and low-single-digit growth in the Connected Care & Health Informatics businesses.

•	EBITA decreased by EUR 41 million and the margin decreased by 80 basis points compared to Q1 2017, mainly due to higher restructuring and acquisition-related charges; in addition, Q1 2017 included a gain on the sale of real estate assets.

•	Adjusted EBITA improved by EUR 46 million and the margin improved by 130 basis points compared to Q1 2017, mainly due to growth and operational improvements.

•	Restructuring and acquisition-related charges amounted to EUR 64 million, compared to EUR 24 million in Q1 2017. EBITA in Q1 2018 also included EUR 20 million of charges related to the consent decree primarily focused on the defibrillator manufacturing in the US. Q1 2017 EBITA also included EUR 12 million of charges related to the separation of the Lighting business, EUR 17 million of charges related to quality and regulatory actions, and a EUR 59 million net gain from the sale of real estate assets.

•	Adjusted EBITDA improved by EUR 49 million and the margin increased by 150 basis points compared to Q1 2017.

•	Net financial expenses increased by EUR 30 million year-on- year, mainly due to a EUR 29 million charge related to bonds to be redeemed in Q2 2018.

•	Income taxes decreased by EUR 35 million, driven by lower taxable income, mainly due to a gain from the sale of real estate assets in Q1 2017 and a release of tax provisions.

•	Discontinued operations included a EUR 23 million positive impact related to the fair market value of the remaining interest in Philips Lighting and a net gain of EUR 8 million related to the final settlement with regard to the combined Lumileds and Automotive businesses. In Q1 2017, Discontinued operations included the operating results of Lighting and the combined Lumileds and Automotive businesses of EUR 67 million and EUR 65 million respectively, prior to their deconsolidation during the course of 2017.

•	Net income decreased by EUR 135 million compared to Q1 2017, due to lower income from discontinued operations, higher restructuring and acquisition-related charges and higher net financial expenses, as well as the effect of the Q1 2017 gain on the sale of real estate assets, partly offset by improvements in operational performance and lower income taxes.

*	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

4 Quarterly report Q1 2018

Sales per geographic cluster in millions of EUR unless otherwise stated

			% change
	Q1 2017	Q1 2018	nominal	comparable*
Western Europe	844	853	1%	0%
North America	1,491	1,384	(7)%	2%
Other mature geographies	428	449	5%	14%

Total mature geographies	2,763	2,686	(3)%	3%
Growth geographies	1,272	1,256	(1)%	9%

Philips Group	4,035	3,942	(2)%	5%

Cash balance in millions of EUR

	Q1 2017	Q1 2018
Beginning cash balance	2,334	1,939
Free cash flows*	254	(47)
Net cash provided by operating activities	300	92
Net capital expenditures	(46)	(139)
Net cash used for other investing activities	(100)	(87)
Treasury shares transactions	(57)	(357)
Changes in debt	(260)	39
Other cash flow items	(29)	(26)
Sale of shares of Philips Lighting, net	523
Net cash flows from discontinued operations	65	519

Ending cash balance	2,731	1,982

Composition of net debt to group equity*

in millions of EUR unless otherwise stated

	December 31, 2017	March 31, 2018
Long-term debt	4,044	3,242
Short-term debt	672	1,435

Total debt	4,715	4,677
Cash and cash equivalents	1,939	1,982

Net debt	2,776	2,695
Shareholders’ equity	11,999	11,586
Non-controlling interests	24	22

Group equity	12,023	11,608
Net debt : group equity ratio	19:81	19:81

•	Sales in growth geographies increased by 9% on a comparable basis, driven by Middle East & Turkey, India and Latin America. In mature geographies, sales increased by 3% on a comparable basis, reflecting double-digit growth in other mature geographies and low-single-digit growth in North America, while Western Europe remained flat year-on-year.

•	Comparable order intake* in growth geographies showed double-digit growth, driven by Latin America, India and China. In mature geographies, comparable order intake showed mid-single-digit growth, reflecting mid-single-digit growth in North America and Western Europe and a low-single-digit decline in other mature geographies.

•	Net cash flows from operating activities decreased by EUR 208 million, mainly due to working capital outflow in the quarter, driven by a low working capital position at the end of Q4 2017. Net capital expenditures in Q1 2017 included higher proceeds from the sale of real estate assets.

•	Treasury share transactions in Q1 2018 mainly included the share buyback program for capital reduction purposes and the share repurchase program for the Long Term Incentive and employee stock purchase plans.

•	Sale of shares of Philips Lighting in Q1 2017 included net proceeds of EUR 523 million prior to deconsolidation.

•	Net cash flows from discontinued operations in Q1 2018 reflects net proceeds of EUR 519 million related to the sale of shares of Philips Lighting.

•	Net debt to group equity ratio remained stable in Q1 2018.

Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Quarterly report Q1 2018 5

Performance per segment

Personal Health businesses

Key data in millions of EUR unless otherwise stated

	Q1 2017	Q1 2018
Sales	1,719	1,640
Sales growth
Nominal sales growth	7%	(5)%
Comparable sales growth*	5%	4%
Income from operations	231	225
as a % of sales	13.4%	13.7%
EBITA*	266	257
as a % of sales	15.5%	15.7%
Adjusted EBITA*	268	260
as a % of sales	15.6%	15.9%
Adjusted EBITDA*	325	317
as a % of sales	18.9%	19.3%

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated

	Q1 2017	Q1 2018
Sales	1,491	1,530
Sales growth
Nominal sales growth	5%	3%
Comparable sales growth*	2%	9%
Income from operations	43	27
as a % of sales	2.9%	1.8%
EBITA*	52	43
as a % of sales	3.5%	2.8%
Adjusted EBITA*	63	85
as a % of sales	4.2%	5.6%
Adjusted EBITDA*	106	131
as a % of sales	7.1%	8.6%
•	Comparable sales growth was 4% and reflected high-single- digit growth in Sleep & Respiratory Care, mid-single-digit growth in Personal Care, and low-single-digit growth in Health & Wellness and Domestic Appliances.

•	Comparable sales in growth geographies showed high-single- digit growth, reflecting double-digit growth in Central & Eastern Europe and Middle East & Turkey, and low-single-digit growth in China resulting from lower demand for Air purification.

•	Mature geographies were in line with Q1 2017, reflecting mid- single-digit growth in other mature geographies, offset by a low-single-digit decline in Western Europe and North America.

•	EBITA decreased by EUR 9 million, while the margin improved by 20 basis points compared to Q1 2017.

•	Adjusted EBITA decreased by EUR 8 million, while the margin improved by 30 basis points year-on-year, mainly due to operational improvements.

•	Restructuring and acquisition-related charges amounted to EUR 3 million, compared to EUR 2 million in Q1 2017. In Q2 2018, restructuring and acquisition-related charges are expected to be negligible.

•	Adjusted EBITDA decreased by EUR 8 million, while the margin improved by 40 basis points compared to Q1 2017.

•	Comparable sales growth was 9%, driven by double-digit growth in Ultrasound and Image-Guided Therapy, and mid- single-digit growth in Diagnostic Imaging.

•	Comparable sales in growth geographies showed double-digit growth, reflecting double-digit growth in China. Mature geographies recorded high-single-digit growth, reflecting double-digit growth in other mature geographies, high-single- digit growth in North America and low-single-digit growth in Western Europe.

•	EBITA decreased by EUR 9 million and the margin declined by 70 basis points compared to Q1 2017, mainly due to higher restructuring and acquisition-related charges.

•	Adjusted EBITA increased by EUR 22 million and the margin improved by 140 basis points year-on-year, mainly due to higher growth and improved mix.

•	Restructuring and acquisition-related charges were EUR 42 million, mainly due to the manufacturing footprint rationalization and post-merger integration costs, compared to EUR 11 million in Q1 2017. In Q2 2018, restructuring and acquisition-related charges are expected to total approximately EUR 25 million.

•	Adjusted EBITDA increased by EUR 25 million and the margin increased by 150 basis points compared to Q1 2017.

*	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

6 Quarterly report Q1 2018

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated

	Q1 2017	Q1 2018
Sales	732	663
Sales growth
Nominal sales growth	5%	(9)%
Comparable sales growth*	1%	0%
Income from operations	(12)	1
as a % of sales	(1.6)%	0.2%
EBITA*	0	12
as a % of sales	0.0%	1.8%
Adjusted EBITA*	26	36
as a % of sales	3.6%	5.4%
Adjusted EBITDA*	57	64
as a % of sales	7.8%	9.7%

Other2

Key data in millions of EUR

	Q1 2017	Q1 2018
Sales	92	109
Income from operations	(18)	(52)
EBITA*	(13)	(50)
Adjusted EBITA*	(58)	(37)
IP Royalties	50	44
Innovation	(54)	(46)
Central costs	(32)	(35)
Legacy Items	(20)	4
Other	(2)	(3)
Adjusted EBITDA*	(26)	—
•	Comparable sales growth was flat year-on-year. Therapeutic Care[1] reflected a low-single-digit decline, which includes the impact of the consent decree on our defibrillator manufacturing in the US.

•	Comparable sales in growth geographies showed low-single- digit growth, reflecting double-digit growth in Latin America and India, partly offset by a double-digit decline in Africa. Mature geographies were in line with Q1 2017, with double-digit growth in other mature geographies offset by a low-single- digit decline in North America and a mid-single-digit decline in Western Europe.

•	EBITA increased by EUR 12 million and the margin increased by 180 basis points compared to Q1 2017.

•	Adjusted EBITA increased by EUR 10 million and the margin improved by 180 basis points year-on-year, mainly due to operational improvements.

•	Restructuring and acquisition-related charges were EUR 6 million. EBITA in Q1 2018 also included EUR 20 million of charges related to the consent decree focused primarily on the defibrillator manufacturing in the US. In Q2 2018, restructuring and acquisition-related charges are expected to total approximately EUR 20 million. Charges related to the consent decree are expected to total approximately EUR 20 million in Q2 2018.

•	Adjusted EBITDA improved by EUR 7 million and the margin increased by 190 basis points compared to Q1 2017.

•	Sales increased by EUR 17 million, mainly due to license income from Lighting being reported as third-party sales following deconsolidation as of the end of November 2017.

•	Income from operations and EBITA decreased by EUR 34 million and EUR 37 million respectively, reflecting higher restructuring and acquisition-related charges and a EUR 59 million gain on the sale of real estate assets in Q1 2017.

•	Adjusted EBITA improved by EUR 21 million, mainly due to lower Legacy cost as Q1 2017 included stranded costs related to the combined Lumileds and Automotive businesses.

•	Restructuring and acquisition-related charges amounted to EUR 13 million, compared to EUR 3 million in Q1 2017. In Q2 2018, restructuring and acquisition-related charges are expected to total approximately EUR 5 million.

•	Adjusted EBITDA improved by EUR 26 million compared to Q1 2017.

[1]	Effective 2018, Patient Care & Monitoring Solutions transitioned into two focused business groups - Monitoring & Analytics and Therapeutic Care.
[2]	Other comprises HealthTech Other and Legacy Items.
*	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Quarterly report Q1 2018 7

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future Adjusted EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: global economic and business conditions; political instability, including developments within the European Union, with adverse impact on financial markets; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; changes in currency exchange rates and interest rates; future changes in tax rates and regulations, including trade tariffs; pension costs and actuarial assumptions; changes in raw materials prices; changes in employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; cyber-attacks, breaches of cybersecurity; political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the disposal by Philips of its remaining interests in Philips Lighting. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2017.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-IFRS information

In presenting and discussing the Philips Group‘s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2017. As the Philips Group is applying IFRS as its Generally Accepted Accounting Principles (GAAP) we have changed the term non-GAAP information into non-IFRS information.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2017. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2017, unless otherwise stated.

We have further simplified our Q1 and Q3 reporting by excluding the balance sheet as it is not required to be disclosed. In our semi- annual and annual report we will continue to present this statement. Net debt to group equity information is provided in the Philips performance section of this document. Additionally we have combined HealthTech Other and Legacy Items into Other in this report.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

8 Quarterly report Q1 2018

Condensed consolidated statements of income

Condensed consolidated statements of income in millions of EUR unless otherwise stated

	Q1
	2017	2018
Sales	4,035	3,942
Cost of sales	(2,258)	(2,156)

Gross margin	1,777	1,785
Selling expenses	(1,024)	(1,041)
General and administrative expenses	(151)	(130)
Research and development expenses	(431)	(433)
Other business income	74	27
Other business expenses	(3)	(7)

Income from operations	243	201
Financial income	23	13
Financial expenses	(73)	(93)
Investments in associates, net of income taxes	(2)	—

Income before taxes	191	122
Income taxes expense	(63)	(28)

Income from continuing operations	128	94
Discontinued operations, net of income taxes	131	30

Net income	259	124

Attribution of net income
Net income attributable to Koninklijke Philips N.V. shareholders	232	125
Net income attributable to Non-controlling interests	27	(1)

Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	921,917	921,790
- diluted	937,102	939,822
Net income attributable to Koninklijke Philips N.V. shareholders:
- basic	0.25	0.14
- diluted
	0.25	0.13

Amounts may not add up due to rounding.

Quarterly report Q1 2018 9

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

•	Comparable sales growth

•	EBITA

•	Adjusted EBITA

•	Adjusted EBITDA

•	Free cash flow

•	Comparable order intake

•	Composition of net debt to group equity

EBITA is defined as Income from operations excluding amortization and impairment of acquired intangible assets and goodwill. Acquired intangible assets includes brand names, customer relationships, technology and other intangible assets.

For the definitions of the remaining non-IFRS financial measures listed above, refer to chapter 5, Reconciliation of non-IFRS information, of the Annual Report 2017.

Sales growth composition in %

	Q1 2018
	nominal growth	consolidation changes	currency effects	comparable growth
2018 versus 2017
Personal Health	(4.6)%	0.0%	8.3%	3.7%
Diagnosis & Treatment	2.6%	(3.8)%	9.9%	8.7%
Connected Care & Health
Informatics	(9.4)%	(0.6)%	10.5%	0.5%
Other1)	18.5%	(11.5)%	(0.1)%	6.9%

Philips Group	(2.3)%	(1.8)%	9.2%	5.1%

1)	Other comprises HealthTech Other and Legacy Items.

Reconciliation of Net income to Adjusted EBITA In millions of EUR unless otherwise stated

	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	Other1)
Q1 2018
Net income	124
Discontinued operations, net of income taxes	(30)
Income tax expense	28
Investments in associates, net of income taxes	—
Financial expenses	93
Financial income	(13)

Income from operations	201	225	27	1	(52)
Amortization of acquired intangible assets	62	32	16	11	3

EBITA	263	257	43	12	(50)
Restructuring and acquisition-related charges	64	3	42	6	13
Other items	18			17	1

Adjusted EBITA	344	260	85	36	(37)

Q1 2017
Net income	259
Discontinued operations, net of income taxes	(131)
Income tax expense	63
Investments in associates, net of income taxes	2
Financial expenses	73
Financial income	(23)

Income from operations	243	231	43	(12)	(18)
Amortization of acquired intangible assets	62	35	9	12	6

EBITA	304	266	52	0	(13)
Restructuring and acquisition-related charges	24	2	11	8	3
Other items	(31)			17	(48)

Adjusted EBITA	298	268	63	26	(58)

1)	Other comprises HealthTech Other and Legacy Items.

10 Quarterly report Q1 2018

Net income to Adjusted EBITDA In millions of EUR unless otherwise stated

	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	Other1)
Q1 2018
Net income	124
Discontinued operations, net of income taxes	(30)
Income tax expense	28
Investment in associates, net of income taxes	—
Financial expenses	93
Financial income	(13)

Income from operations	201	225	27	1	(52)
Depreciation, amortization and impairments of fixed assets	231	90	63	40	39
Restructuring and acquisition-related charges	64	3	42	6	13
Other items	18			17	1
Adding back impairment of fixed assets included in restructuring and acquisition-related charges and other items	(2)		(1)	—

Adjusted EBITDA	512	317	131	64	—

1)	Other comprises HealthTech Other and Legacy Items

Net income to Adjusted EBITDA In millions of EUR unless otherwise stated

	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	Other1)
Q1 2017
Net income	259
Discontinued operations, net of income taxes	(131)
Income tax expense	63
Investment in associates, net of income taxes	2
Financial expenses	73
Financial income	(23)

Income from operations	243	231	43	(12)	(18)
Depreciation, amortization and impairments of fixed assets	228	92	53	45	38
Restructuring and acquisition-related charges	24	2	11	8	3
Other items	(31)			17	(48)
Adding back of impairment of fixed assets included in restructuring and acquisition-related charges and other items	(2)		(1)	(1)

Adjusted EBITDA	463	325	106	57	(26)

1)	Other comprises HealthTech Other and Legacy Items.

Composition of free cash flow in millions of EUR

	January to March
	2017	2018
Net cash provided by operating activities	300	92
Net capital expenditures:	(46)	(139)
Purchase of intangible assets	(19)	(21)
Expenditures on development assets	(76)	(67)
Capital expenditures on property, plant and equipment	(80)	(81)
Proceeds from sale of property, plant and equipment	129	31

Free cash flows	254	(47)

Quarterly report Q1 2018 11

Philips statistics

in millions of EUR unless otherwise stated

	2017				2018
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,035	4,294	4,148	5,303	3,942
Comparable sales growth*	3%	4%	4%	5%	5%
Gross margin	1,777	1,925	1,916	2,563	1,785
as a % of sales	44.0%	44.8%	46.2%	48.3%	45.3%
Selling expenses	(1,024)	(1,091)	(1,046)	(1,236)	(1,041)
as a % of sales	(25.4)%	(25.4)%	(25.2)%	(23.3)%	(26.4)%
G&A expenses	(151)	(146)	(134)	(146)	(130)
as a % of sales	(3.7)%	(3.4)%	(3.2)%	(2.8)%	(3.3)%
R&D expenses	(431)	(421)	(451)	(461)	(433)
as a % of sales	(10.7)%	(9.8)%	(10.9)%	(8.7)%	(11.0)%
Income from operations	243	252	299	723	201
as a % of sales	6.0%	5.9%	7.2%	13.6%	5.1%
Net income	259	289	423	899	124
Net income - shareholders per common share in EUR - diluted	0.25	0.27	0.33	0.91	0.13
EBITA*	304	329	364	790	263
as a % of sales	7.5%	7.7%	8.8%	14.9%	6.7%
Adjusted EBITA*	298	439	532	884	344
as a % of sales	7.4%	10.2%	12.8%	16.7%	8.7%
Adjusted EBITDA*	463	611	686	1,072	512
as a % of sales	11.5%	14.2%	16.5%	20.2%	13.0%

	2017				2018
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December
Sales	4,035	8,329	12,477	17,780	3,942
Comparable sales growth*	3%	3%	4%	4%	5%
Gross margin	1,777	3,703	5,618	8,181	1,785
as a % of sales	44.0%	44.5%	45.0%	46.0%	45.3%
Selling expenses	(1,024)	(2,115)	(3,162)	(4,398)	(1,041)
as a % of sales	(25.4)%	(25.4)%	(25.3)%	(24.7)%	(26.4)%
G&A expenses	(151)	(297)	(431)	(577)	(130)
as a % of sales	(3.7)%	(3.6)%	(3.5)%	(3.2)%	(3.3)%
R&D expenses	(431)	(852)	(1,303)	(1,764)	(433)
as a % sales	(10.7)%	(10.2)%	(10.4)%	(9.9)%	(11.0)%
Income from operations	243	495	794	1,517	201
as a % of sales	6.0%	5.9%	6.4%	8.5%	5.1%
Net income	259	548	971	1,870	124
Net income - shareholders per common share in EUR - diluted	0.25	0.51	0.85	1.75	0.13
EBITA*	304	634	997	1,787	263
as a % of sales	7.5%	7.6%	8.0%	10.1%	6.7%
Adjusted EBITA*	298	737	1,269	2,153	344
as a % of sales	7.4%	8.8%	10.2%	12.1%	8.7%
Adjusted EBITDA*	463	1,074	1,759	2,832	512
as a % of sales	11.5%	12.9%	14.1%	15.9%	13.0%

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	920,276	937,045	936,861	926,192	914,826
Shareholders’ equity per common share in EUR	13.74	13.01	12.12	12.96	12.66
Net debt : group equity ratio*	16:84	5:95	23:77	19:81	19:81
Total employees of continuing operations1)	70,430	71,477	73,324	73,951	73,845

1)	Includes third-party workers.

*	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

12 Quarterly report Q1 2018

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